OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Libucki & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1101 Haddon Avenue
(No. and Street)

Collingswood	NJ	08108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony T. Chiaverelli	(484) 278-4423	Chiv@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kreischer Miller
(Name – if individual, state last, first, and middle name)

100 Witmer Road, Suite 350	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

09/08/2015	1110
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Libucki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Libucki & Co., LLC, as of 12/31, 2 1, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

YOLANDA J GEORGE
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50066987
MY COMMISSION EXPIRES AUGUST 28, 2022

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIBUCKI & CO. LLC

FINANCIAL STATEMENT AND
REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

LIBUCKI & CO. LLC
DECEMBER 31, 2021

CONTENTS

Report of Independent Registered Public Accounting Firm

The Member of
Libucki & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Libucki & Co. LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Libucki & Co. LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Libucki & Co. LLC's management. Our responsibility is to express an opinion on Libucki & Co. LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Libucki & Co. LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Libucki & Co. LLC's auditor since 2020.

Kreischer Miller

Horsham, Pennsylvania
March 30, 2022

LIBUCKI & CO. LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and Cash Equivalents	$ 813,037
Accounts Receivable	441,535
Restricted Cash	200,000
Property and Equipment, Net	3,628
Other Assets	6,587
TOTAL ASSETS	$ 1,464,787

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 290,072
TOTAL LIABILITIES	290,072
Member's Equity	1,174,715
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,464,787

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

Libucki & Co. LLC ("The Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange Chicago, Inc ("NYSE Chicago"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Nasdaq Stock Market ("NASDAQ"). The Company is a Pennsylvania Limited Liability Company that provides securities execution services to its customers located throughout the United States.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution are insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Restricted Cash - Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Accounts Receivable - The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and an account is written off when it is determined that all collection efforts have been exhausted. For the year ended December 31, 2021, the Company did not write off any customer receivables.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful live used in calculating depreciation is:

Equipment	5 Years

NOTE 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment for the year ended December 31, 2021.

Revenue Recognition - Contracts with Customers – Floor Brokerage Income and related clearing expenses are recorded on a trade-date basis, as securities transactions occur.

Guidance provided by Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides equity execution services on the floors of several stock exchanges and on electronic platforms on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares in each transaction. Floor brokerage income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue in the month in which the transactions were executed on a trade date basis.

The Company collects Section 31 Fees from customers and pays them out to the SEC and also collects exchange fees required by the NYSE/CHX from customers on behalf of these exchanges. These are pass-through transactions with no impact on the Company's revenue and expenses.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the rebates are received.

For the years ended December 31, 2020 and December 31, 2021, the Company recorded commissions receivable of $466,961 and $441,535, respectively. Payments are due upon receipt of invoice.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Lease Accounting Standard - Accounting Standards Update No. 2016-02, Leases ("ASC 842"), requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria described in the lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset on a straight-line basis and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line or another systematic basis.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The Company maintains a one-year operating lease in Collingswood, New Jersey, which may be renewed annually and is therefore not subject to the provisions of ASC 842. (See Note 5)

Income Taxes - The Company, a limited liability company, has elected to be taxed for federal and state purposes as a pass-through entity. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements.

NOTE 3 - Property and Equipment

Property and equipment at December 31, 2021 were as follows:

Equipment	$ 40,147
Leasehold Improvements	20,906
Total Property and Equipment	61,053
Less: Accumulated Depreciation	(57,425)
Net Property and Equipment	$ 3,628

NOTE 4 - Accounts Payable and Accrued Expenses

Accrued expenses at December 31, 2021 were as follows:

Accounts Payable	$ 143,061
Accrued Expenses	147,011
Total	$ 290,072

NOTE 5 - Related Party Transactions – Office Lease

The Company leases office space from a company under common control through an annual lease. The lease does not automatically renew and may be renewed upon lease termination.

NOTE 6 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401k retirement savings and profit sharing plan. An employee may elect to contribute up to 90% of annual compensation subject to certain limits described in the plan document. An employer matching contribution may be made at the discretion of the Company. For the year ended December 31, 2021, the Company did not make a matching contribution however it designated $134,376 as a profit sharing contribution, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

NOTE 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - Commitments and Contingencies

In the ordinary course of business, the Company, may from time-to-time, be involved in litigation, arbitrations, claims, and other legal or regulatory proceedings. At December 31, 2021, and through the date of the issuance of this report, the Company is not the subject of any legal or regulatory proceedings.

NOTE 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $5,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2021, the Company had net capital of $956,765 which was $937,427 in excess of its required net capital of $19,338. The Company's aggregate indebtedness to net capital ratio was 0.30 to 1.

NOTE 10 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at December 31, 2021.

NOTE 11 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker, and are recorded as restricted cash in the accompanying statement of financial condition.

NOTE 12 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred through March 30, 2022, the date the financial statements were available to be issued. The Company distributed $300,000 to its sole member on March 4, 2022.